Exhibit 1


                      [Letterhead of Cendant Corporation]

                                    August 14, 2000


Board of Directors
Avis Group Holdings, Inc.
900 Old Country Road
Garden City, New York  11530

Dear Sirs/Madams:

            We appreciated the opportunity to speak with members of Avis' management team several weeks ago concerning a potential acquisition by Cendant of the publicly held equity interest in Avis. Although Avis' royalty obligations under the Avis license agreement with Cendant (including the ownership by Cendant of the reservation system technology utilized by Avis), as well as the overhang resulting from Cendant's equity position in Avis remain as they have been since Avis went public, we understand that Barry views those as particularly cumbersome. Barry's views, coupled with the evolution in the business models of both Avis and Cendant, suggest, as indicated, that now would be an appropriate time for the acquisition of Avis by Cendant.

            Accordingly, Cendant is pleased to present a preliminary, non-binding proposal to acquire all of the outstanding Avis shares not owned by Cendant at a price of $29 per share in cash. This price represents a 14% premium over Monday's closing price of Avis' shares, a 33% premium over the closing price of Avis' shares on July 11, 2000, the day Barry met with me and discussed certain of these matters, and a 30% premium over the closing price of Avis' shares on July 31, 2000, the day Cendant entered into a confidentiality agreement with Avis.

            Please note that this proposal is subject to satisfactory completion of legal and financial due diligence and negotiation and execution of a definitive agreement, and does not represent a binding offer or proposal.

            Under the circumstances, we assume that Avis will establish a special committee of disinterested outside directors (i.e., directors who are not affiliated with Cendant and are not officers of Avis) to discuss this preliminary proposal with Cendant and negotiate on an arm's-length basis any definitive proposal that may be made by Cendant. The Cendant team, including our legal and financial advisors, looks forward to working with the special committee and its legal and financial advisors to achieve a mutually acceptable transaction.

            Thank you for your consideration. We look forward to hearing from you.

                             Very truly yours,

                            CENDANT CORPORATION



                                    By: /s/ Henry R. Silverman
                                        -------------------------
                                          Henry R. Silverman